[redacted]

12010132

CM

UNITED STATES
AND EXCHANGE COMMISSION
..ashington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
104

SEC FILE NUMBER
8-31701

FACING PAGE
PUBLIC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) to 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan — (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/14

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Subscribed and sworn to before me this

22 day of February 20 12

Notary Public

Gina Marie Accolla
Notary Public, State of New York
No: 01AC6119268
Qualified in Suffolk County
Commission Expires 11-29-2012

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Year ended December 31, 2011

PUBLIC

Per Rule 17a-5(e)(3)

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Year ended December 31, 2011

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

FIRST EMPIRE SECURITIES

Member FINRA/SIPC

100 Motor Parkway, 2nd Floor
Hauppauge, NY 11788
Tel: 631.979.0097
Fax: 631.979.0448
Toll Free: 800.645.5424
www.1empire.com

February 23, 2012

Securities & Exchange Commission
Registration Branch
100 F Street, NE
Washington, DC 20549

Re: BD# 15129

Dear Sir/Madam:

Please find enclosed two copies of the certified annual audited report for First Empire Securities, Inc for the year ending December 31, 2011, Sec Rule 17a-5.

If you have any questions, please contact Lena Bholan at 631-979-0097.

Yours truly,

FIRST EMPIRE SECURITIES, INC.

Enc.

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of First Empire Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
February 14, 2012

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$ 1,562,613
Deposits with clearing broker	258,046
Securities owned at market	
Trading	36,171,970
Investment	970,446
Cash surrender value of life insurance	3,116,803
Other assets	362,584
Security deposit	201,224
Property, equipment and leasehold improvements	2,335,142
	$ 44,978,828

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 3,609,927
Capital lease obligation	37,795
Payable to broker and clearing organization	32,770,151
Securities sold, not yet purchased	4,771
Deferred compensation payable	1,495,797
	37,918,441
COMMITMENTS AND CONTINGENCY	
STOCKHOLDER'S EQUITY	
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid in capital	1,500,000
Retained earnings	5,236,231
	7,060,387
	$ 44,978,828

See notes to statement of financial condition.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 1 - Nature of Business

First Empire Securities, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The Company maintains a nationwide customer base.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary and customer trading securities are included in trading securities while other securities are included in investment securities. Profit and loss arising from both trading and investment activities is reported on a settlement date basis.

Derivative Instruments

Derivative financial instruments for trading and investing activities, including economic hedges, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, puts and calls, are based on market prices, and include both purchased and sold contracts.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as net gains on firm securities trading account and net loss on securities - investments. The Company does not apply hedge accounting as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

The Company maintains cash in certain financial institutions that may exceed the insurance limit. The Company has not experienced any losses to date resulting from this policy.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which did not add to the economic life of the asset are expensed as incurred.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 2 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value cost to sell. Management has determined that there have been no impairments of long-lived assets through December 31, 2011.

Income Taxes

The Company has elected, by consent of its stockholder, to be taxed as an S Corporation for federal and state tax purposes and files a consolidated tax return as a member of a controlled group. Under those provisions, the Company does not pay Federal or New York State corporate income taxes on its taxable income. Instead, the stockholder is liable for individual Federal and New York State income taxes on the Company's taxable income. Income tax expense included in the consolidated financial statements includes surcharges and taxes on other states the Company operates in.

The Company has adopted the Financial Accounting Standards Board authoritative guidance pertaining to accounting for uncertainty in income taxes. This guidance prescribes a "more-likely-than-not" threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011 the Company determined that they had no uncertain tax position which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the financial statement were available to be issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2011 is $258,046.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 4 - Cash Surrender Value of Life Insurance

These assets represent the cash value for insurance contracts concerning certain key employees.

Note 5 - Fair Value

The Company records certain assets and liabilities at fair value using framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in the three broad levels listed below:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities measured at fair value on a recurring basis are summarized below:

There were no Level 3 inputs as of December 31, 2011.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
United States Treasury Bills	$ 35,000,000	$ 35,000,000	$ -0-
Bonds/Notes/CD's	2,073	-0-	2,073
Government Securities	1,727,813	-0-	1,727,813
Equities	379,370	379,370	-0-
Options	33,160	33,160	-0-
	$ 37,142,416	$ 35,412,530	$ 1,729,886
Liabilities			
Securities sold, not yet purchased	$ 4,771	$ 4,771	$ -0-

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 5 - Fair Value (continued)

On December 30, 2011, the Company purchased United States Treasury Bills of approximately, $35,000,000, which were sold with a trade date of January 3, 2012. As of December 31, 2011, these Treasury Bills are included in Securities Owned at Market. The average monthly balance of United States Treasury Bills excluding this transaction for the year ended December 31, 2011 was zero.

Note 6 - Property, Equipment, and Leasehold Improvements

Office furniture and fixtures	$ 1,243,823
Office equipment	1,863,242
Leasehold improvements	1,400,755
Automobile	46,233
	4,554,053
Less: accumulated depreciation and amortization	2,218,911
	$ 2,335,142

Note 7 - Payable to Clearing Broker

The Company clears certain of its principal and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to the clearing broker is for the purchase of securities net of amounts due from the clearing broker from all transactions.

Note 8 - Related Party Transactions

First Empire Securities, Inc. is a member of a controlled group of companies held by First Empire Holding Corp. These companies share office facilities, personnel, operating costs and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies resulting in the reimbursement of expenses to the Company of approximately $275,000 of operating expenses. At December 31, 2011 the Company had a receivable balance due from First Empire Holding Corp. and Subsidiaries of $94,980.

Note 9 - Commitments and Contingency

Operating Leases

During 2004, the Company entered into an agreement to rent office space, expiring March 2015, that is accounted for as an operating lease. Rental expense for the year ended December 31, 2011 was approximately $822,000. The Company also entered into various lease agreements for office equipment and transportation equipment.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 9 - Commitments and Contingency (continued)

Operating Leases (continued)

Future minimum commitments under the aforementioned lease agreements are as follows:

Years ending December 31, 2012	$	896,736
2013		864,195
2014		843,430
2015		209,048
	$	2,813,409

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2011, are not reasonably assured of being exercised.

Capital Lease

The Company has entered into a capital lease agreement for phone equipment and related software. The lease began in August 2011 and requires twenty four equal monthly payments of $2,130.

Future minimum payments required under the capital lease obligation are as follows:

Years ending December 31, 2012	$	25,560
2013		14,910
Total approximate minimum lease payments		40,470
Less approximate amount representing interest		2,675
Present value of minimum lease payments		37,795
Less: current portion		23,289
Long-term portion	$	14,506

The following is an analysis of leased assets included in property and equipment at December 31, 2011:

Computer equipment	$	46,943
Less accumulated amortization		6,465
Net leased assets	$	40,478

Amortization expense on capital lease is included in depreciation and amortization expense for the year ended December 31, 2011.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 10 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company at its sole discretion credits amounts to participants' account balances under this plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only.

For the year ended December 31, 2011 the projected benefit obligation is $1,495,797 which is included in liabilities. At year end the assumed discount rate is 4.40%.

Note 11 - 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2011 employer contributions were $300,971.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2011, the Company has net capital of $3,895,912 which is $3,554,008 in excess of its required minimum net capital of $341,904 (the greater of $100,000 or 6.67% of $5,128,609 aggregate indebtedness). At December 31, 2011, the Company's net capital ratio is 1.32 to 1.